Silver Pegasus Acquisition Corp.

2445 Augustine Dr., STE 150
Santa Clara, CA 95054

July 10, 2025

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Silver Pegasus Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333- 284395) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. on July 14, 2025, or as soon thereafter as practicable.

Very truly yours,

Silver Pegasus Acquisition Corp.

By:	/s/ Cesar Johnston
	Name:	Cesar Johnston
	Title:	Chief Executive Officer